

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2020

Minfei Bao
Chairman and Chief Executive Officer
UTime Limited
7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People's Republic of China 518061

>**Re: UTime Limited**
>**Amendment No. 3 to Registration Statement on Form F-1**
>**Filed August 20, 2020**
>**File No. 333-237260**

Dear Mr. Bao:

We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information that you provide in response to the comment, we may have additional comments.

Form F-1 Amended August 20, 2020

Liquidity and Capital Resources, page 73

1. We note your added disclosure on pages 29 and 75 that loans are subject to a covenant to maintain a specified level of monthly revenue. Please provide us your analysis of whether you must file the covenants with your registration statement.

You may contact Heather Clark at (202) 551-3624 or Jean C. Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Russell Mancuso at (202) 551-3617 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Barry I. Grossman, Esq.